UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  1-32988

Hanson Limited (formerly Hanson PLC)

(Exact name of registrant as specified in its charter)

1 Grosvenor Place London SWIX &JH England 44-207-259-4156

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.875% Notes due 2010

5.25% Notes due 2013*

6.125% Notes due 2016

*  Issued by Hanson Australia Funding Limited, an indirect wholly owned subsidiary of the Registrant, and guaranteed as to certain payments by the Registrant.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Exchange Act Reporting History

Hanson Limited first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on October 14, 2003, when it became the successor, as a result of a scheme of arrangement, to the corporation then named “Hanson PLC.”  The predecessor company first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on September 30, 1986, the date on which its registration statement on Form 20-F with respect to the listing on the New York Stock Exchange of American Depositary Shares representing its ordinary shares became effective. All of the ordinary shares of Hanson Limited were acquired by HeidelbergCement A.G. on August 23, 2007. As a result, the American Depositary Shares were delisted by that exchange, and the American Depositary Shares and the ordinary shares of Hanson Limited were deregistered under the Exchange Act, on September 4, 2007.

Hanson Limited has filed or submitted all reports required under Section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a).

Recent United States Market Activity

Hanson Limited’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 of 6.125% Notes due 2013, pursuant to a prospectus supplement dated August 9, 2006, to a prospectus dated August 8, 2006.  The offering was made on a shelf registration (Registration No. 333-136396) that became effective on August 6, 2006.

Foreign Listing and Primary Trading Market

Not applicable.

Comparative Trading Volume Data

Not applicable.

Alternative Record Holder Information

Not applicable.

Debt Securities

As of September 6, 2007, there were 27 record holders of the 7.875% Notes due 2010 who are United States residents, 38 record holders of the 5.25% Notes due 2013 who are United States residents and 29 record holders of the 6.125% Notes due 2016 who are United States residents.

Notice Requirement

As required by Rule 12h-6(h), Hanson Limited published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 6, 2007.

Prior Form 15 Filers

Not applicable

Rule 12g3-2(b) Exemption

Not applicable.

Exhibits

Not applicable.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(a)          Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide; or

(b) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Hanson Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hanson Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: December  27, 2007

Hanson Limited

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director